

MGIC INVESTMENT CORPORATION

Exhibit 99.1
Portfolio Supplement
Q4 2015 (Revised Presentation)
NYSE: MTG

The information in this document does not include our Australian operations, which are immaterial.

Summary of Loan Modification and HARP Activity

Risk in Force **Total Primary Book**	**Risk in Force** **Flow Primary Book**	**Risk in Force** **2007 Flow Primary Book**







% Current at 12/31/2015
(# of loans)



% Current at 12/31/2015
(# of loans)



% Current at 12/31/2015
(# of loans)



Primary Risk in Force
December 31,

Original LTV

Total



Flow



Legend: 80 and < | 80.01-85 | 85.01-90 | 90.01-95 | 95.01-100

Note: Charts may not add to 100% due to rounding.

Primary Risk in Force
December 31,

Original FICO

Total



2015
13.2%
15.8%
23.8%
47.2%
2014
15.2%
16.0%
23.2%
45.6%
0%
50%
100%

Flow



2015
9.7%
15.7%
24.8%
49.8%
2014
11.1%
16.0%
24.3%
48.6%
0%
50%
100%

659 and < **660 - 699** **700 - 739** **740 and >**

Refer to pages 13 and 14 of this supplement for Original FICO by Origination Year information.

The percentage of primary risk in force previously displayed in the "Not Reported" category is now included in the "659 and <" Original FICO category. "Not Reported" is less than 1% for Total and Flow in both periods presented.

Note: Charts may not add to 100% due to rounding.

Primary Risk in Force
December 31,

Loan Amount

Total



Flow



Legend: 100k and < | 101 - 200k | 201 - 300k | 301k - Conf | Conf - 500k | 500k and >

Note: Charts may not add to 100% due to rounding.

Primary Risk in Force
December 31,

Loan Type

Total



2015
95.0%
2.0%
2014
93.8%
2.3%
0%
50%
100%

Flow



2015
96.8%
1.6%
2014
95.9%
1.9%
0%
50%
100%
FRM
FRM I/O
ARM I/O*
Option ARM*
ARM*

**ARM I/O, Option ARM, and ARM are each individually less than 2% for Total and Flow in both periods presented.*

Note: Charts may not add to 100% due to rounding. FRM includes ARMs with initial reset periods of greater than 5 years, ARM I/O includes all ARMs regardless of reset period.

Primary Risk in Force
December 31,

Loan Purpose

Total



Flow



Purchase   Refinance   Refinance Equity

Note: Charts may not add to 100% due to rounding.

Primary Risk in Force
December 31,





Single Family Detached **Condo/Townhouse/Other Attached** **Coop/Other (1% or less)**

Note: Charts may not add to 100% due to rounding.

Primary Risk in Force
December 31,

Occupancy

Total



Flow



| | Owner | 2nd Home | Investor (2% or less) |

Note: Charts may not add to 100% due to rounding.

Primary Risk in Force
December 31,



Documentation

Total

2015	96.1% — 3.1%
2014	95.2% — 3.8%

0%   50%   100%



Flow

2015	97.9% — 1.5%
2014	97.3% — 1.9%

0%   50%   100%

■ Full	■ Stated	■ No Doc (1% or less)

Note: Charts may not add to 100% due to rounding. In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by MGIC as "full doc." Based in part on information provide by the GSEs, MGIC estimates full doc loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. MGIC understands these AU systems grant such doc waivers for loans they judge to have higher credit quality. MGIC also understands that the GSEs terminated their "doc waiver" programs in the second half of 2008.

Primary Risk in Force
December 31,





Note: Charts may not add to 100% due to rounding. Year of origination as displayed is determined by the calendar date the insurance was effective.

Primary Risk in Force
December 31, 2015





Primary Risk in Force
December 31, 2015

TOTAL:	ORIGINATION YEAR											
	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004 & Prior
Original risk written (billions)	$10.4	$8.7	$7.4	$6.1	$3.5	$3.1	$4.0	$10.7	$20.1	$16.1	$16.8	$181.5
% of original risk remaining	97.6	83.8	68.5	54.1	32.7	24.7	19.4	30.6	31.7	19.2	11.7	1.2
Weighted average FICO [1]	743	742	751	757	755	754	749	722	692	672	668	655
740 and > (%)	57.1	55.4	63.8	70.6	68.9	67.1	61.1	40.1	26.2	20.3	19.1	13.1
700 - 739 (%)	25.6	26.3	24.8	22.3	23.4	24.7	29.3	28.4	22.0	18.5	18.8	15.8
660 - 699 (%)	13.7	14.5	10.4	7.0	7.6	8.2	8.8	20.9	22.9	20.8	22.1	22.7
659 and < (%)	3.6	3.7	1.1	0.1	0.1	0.1	0.9	10.6	28.9	40.4	40.0	48.4
Weighted average LTV [1]	92.5	92.7	92.8	92.6	92.5	92.2	91.5	93.5	95.4	93.7	93.1	90.8
85 and < (%)	5.5	4.7	4.1	3.3	2.4	0.5	3.9	3.3	3.8	11.2	12.2	23.0
85.01 - 90.00 (%)	31.1	28.8	28.7	33.0	37.4	44.7	51.2	35.0	22.9	26.5	28.9	27.0
90.01 - 95.00 (%)	58.6	64.9	60.6	58.9	57.0	53.7	43.4	38.7	25.4	23.3	26.0	25.8
95.01 and > (%)	4.9	1.7	6.6	4.8	3.3	1.2	1.5	23.0	48.0	39.1	32.9	24.2
Single premium (%)	19.6	16.7	11.7	12.9	9.9	5.0	10.1	22.4	16.6	10.6	9.2	5.1
Investor (%)	0.1	—	—	—	—	—	—	1.6	2.0	2.8	3.8	5.9
DTI > 50% (%)	0.7	0.6	0.1	—	—	—	0.6	22.4	29.5	21.2	17.8	16.8
Full documentation (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	98.3	90.5	83.0	86.2	86.2
Cashout refinances (%)	0.1	0.8	0.4	0.1	0.1	—	1.2	6.5	11.5	23.5	25.5	27.4
HARP (%)	—	—	—	—	0.1	0.1	24.2	51.1	36.9	26.9	23.7	14.2
Delinquency statistics:												
Risk in force delinquent (%)	0.1	0.5	0.6	0.6	0.9	1.6	2.7	8.0	14.9	18.9	19.1	20.0
Delinquency rate (based on loan count) (%)	0.1	0.5	0.6	0.6	1.0	1.7	2.5	7.3	13.2	15.5	15.8	17.4
# of new notices received in quarter	226	532	342	215	123	103	183	1,658	5,677	3,161	2,072	4,167
New notices previously delinquent (%)	4.9	27.1	36.5	43.7	60.2	60.2	61.2	79.6	87.3	88.5	88.0	94.2
Loans remaining never reported delinquent (%)	99.8	99.1	98.8	98.5	97.4	95.5	92.3	72.9	55.3	50.7	49.7	42.0
Ever to date claims paid (millions)	$—	$0.4	$1.2	$3.4	$5.7	$12.3	$51.6	$999.2	$4,684.8	$3,593.5	$2,486.4	N.M.

Year of origination as displayed is determined by the calendar date the insurance was effective.
Percentages based on remaining risk in force, including the percentage of risk in force delinquent. Other delinquency statistics are based on the number of remaining loans.
[1] *At time of origination*

Primary Risk in Force
December 31, 2015

FLOW:	ORIGINATION YEAR											
	2015	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004 & Prior**
Original risk written (billions)	$10.4	$8.7	$7.4	$6.1	$3.5	$3.1	$4.0	$10.5	$18.1	$10.1	$10.2	$152.4
% of original risk remaining	97.7	83.8	68.5	54.1	32.8	24.9	19.3	30.9	31.5	21.9	13.8	0.9
Weighted average FICO [1]	743	742	751	757	755	754	749	722	694	688	684	668
740 and > (%)	57.1	55.4	63.8	70.6	68.9	67.1	61.1	39.9	26.2	25.7	25.2	17.8
700 - 739 (%)	25.6	26.3	24.8	22.3	23.4	24.7	29.3	28.4	22.6	22.6	23.3	20.0
660 - 699 (%)	13.7	14.5	10.4	7.0	7.6	8.2	8.8	21.1	23.8	23.3	24.2	25.8
659 and < (%)	3.6	3.7	1.1	0.1	0.1	0.1	0.9	10.6	27.4	28.6	27.4	36.4
Weighted average LTV [1]	92.5	92.7	92.8	92.6	92.5	92.2	91.5	93.5	95.7	95.5	95.3	94.7
85 and < (%)	5.5	4.7	4.1	3.3	2.4	0.5	3.9	3.3	2.3	2.2	2.0	3.2
85.01 - 90.00 (%)	31.1	28.8	28.7	33.0	37.4	44.7	51.2	35.1	22.8	24.8	25.1	24.7
90.01 - 95.00 (%)	58.6	64.9	60.6	58.9	57.0	53.7	43.4	39.0	25.7	24.8	29.5	35.1
95.01 and > (%)	4.9	1.7	6.6	4.8	3.3	1.2	1.5	22.5	49.3	48.2	43.4	37.0
Single premium (%)	19.6	16.7	11.7	12.9	9.9	5.0	10.1	22.6	13.9	13.7	12.8	8.0
Investor (%)	0.1	—	—	—	—	—	—	1.6	2.1	2.5	3.7	5.9
DTI > 50% (%)	0.7	0.6	0.1	—	—	—	0.6	22.5	31.3	25.5	21.3	17.7
Full documentation (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	98.3	92.4	90.8	92.6	92.8
Cashout refinances (%)	0.1	0.8	0.4	0.1	0.1	—	1.2	6.5	8.6	9.9	9.4	6.9
HARP (%)	—	—	—	—	0.1	0.1	24.2	51.5	40.4	37.3	32.8	22.4
Delinquency statistics:												
Risk in force delinquent (%)	0.1	0.5	0.6	0.6	0.9	1.6	2.7	8.0	14.1	14.5	14.2	18.3
Delinquency rate (based on loan count) (%)	0.1	0.5	0.6	0.6	1.0	1.7	2.5	7.4	12.8	12.9	12.8	15.6
# of new notices received in quarter	226	532	342	215	123	103	183	1,656	5,146	2,386	1,485	2,330
New notices previously delinquent (%)	4.9	27.1	36.5	43.7	60.2	60.2	61.2	79.6	86.7	86.6	85.9	94.1
Loans remaining never reported delinquent (%)	99.8	99.1	98.8	98.5	97.4	95.5	92.3	72.8	56.3	57.4	57.5	48.1
Ever to date claims paid (millions)	$—	$0.4	$1.2	$3.4	$5.7	$12.3	$51.6	$993.1	$4,151.5	$1,998.0	$1,398.5	N.M.

Year of origination as displayed is determined by the calendar date the insurance was effective.
Percentages based on remaining risk in force, including the percentage of risk in force delinquent. Other delinquency statistics are based on the number of remaining loans.
[1] *At time of origination*

Flow Primary Risk in Force
December 31, 2015

Static Pool Delinquency Rates Based on Loan Count







Static Pool Delinquency Rates = (total number of delinquent loans at the end of the stated reporting period) / (original number of loans insured in the 6 month periods shown)